UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenue Brigadeiro Luis Antonio, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material Notice

  ULTRAPAR PARTICIPAÇÕES S.A.

  MATERIAL NOTICE

  São Paulo, January 12, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company” or “Ultrapar”), in compliance with article 12 of CVM Instruction no. 358/02, hereby informs that, in January 11, its IT systems suffered a cyberattack and, in precaution, interrupted some of its systems, partially impacting the operations of its subsidiaries. The Company immediately implemented its control and security protocols to block the attack and minimize potential impacts and is currently operating in a contingency mode.

  Ultrapar is evaluating the extension of this incident and acting to mitigate its effects, endeavoring all efforts to normalize its operations, and will maintain the market informed about any material fact related to this event.

  Rodrigo de Almeida Pizzinatto
  Chief Financial and Investor Relations Officer
  Ultrapar Participações S.A.

1

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: January 12, 2021

ULTRAPAR HOLDINGS INC.

By:	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

  (Material Notice)